1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Karl J. Egbert karl.egbert@dechert.com +1 202 261 3452 Direct +1 202 261 3333 Fax

April 26, 2016

Alison White

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comments on Preliminary Proxy Statement of JPMorgan China Region Fund

Dear Ms. White:

This letter responds to comments provided in an April 19, 2016 telephone conference regarding the Preliminary Proxy Statement of JPMorgan China Region Fund (the “Fund” or the “Registrant”). Summaries of the comments and Registrant’s responses thereto are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Preliminary Proxy Statement unless otherwise indicated.

Comments

1.	Comment:	Please provide the Tandy representations.

	Response:	The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings and (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

2.	Comment:	Please submit the form of Proxy Card for review by the Staff.

	Response:	We submitted the form of Proxy Card for your review and note that the Staff had no other comments.

Allison White April 26, 2016 Page 2

3.	Comment:	Please include a cover letter to accompany this Proxy Statement.

	Response:	The Registrant confirms that it will include a cover letter for the Definitive Proxy Statement.

4.	Comment:	Please review or revise in accordance with the requirements of Item 22(a)(3)(iii), which requires either the proxy statement to be accompanied by the fund’s most recent annual report, or a prominent statement that the Fund will furnish, without charge, a copy of the annual report and the most recent semi-annual report succeeding the annual report, if any, upon shareholder request, and the contact information of the person to whom such a request should be made.

	Response:	The Proxy Statement has been revised to include the statement regarding the furnishing of copies of the annual and semi-annual reports.

5.	Comment:	Please indicate the positions of the Rt. Hon. The Earl of Cromer at Pedder Street Asia Absolute Return Fund Limited and LG Asia Plus Fund Limited.

	Response:	The Proxy Statement has been revised to indicate the positions held by the Rt. Hon. The Earl of Cromer at Pedder Street Asia Absolute Return Fund Limited and LG Asia Plus Fund Limited.

6.	Comment:	Please include the vote required for passage of proposal 1, the election of directors, as well as how any proxies received will be voted.

	Response:	While we note that the treatment of received proxies and the vote required for passage of proposal 1 is already stated in paragraph 3 of page 5, we have added additional disclosure at the end of the discussion of proposal 1 for consistency with the presentation of proposals 2 and 3.

7.	Comment:	On page 13, please explain the meaning of the statement describing the fund as the “best performing fund (in NAV terms).”

	Response:	The Proxy Statement has been revised by explaining the meaning of the statement “best performing fund (in NAV terms).”

Allison White April 26, 2016 Page 3

8.	Comment:	On page 13, please identify the peer group the Fund is compared against. Consider showing a table displaying relative performance, akin to the style of table used in Ancora’s preliminary proxy filing.

	Response:	The Proxy Statement has been revised to identify the referenced peer group of the Fund and to include a chart showing such performance.

9.	Comment:	On page 13, please more fully describe the considerations, thoughts and conclusions of the Board and JFIMI in seeking to address the discount the shares trade at relative to net asset value, including the alternative options considered.

	Response:	The Proxy Statement has been revised to more fully describe the considerations and conclusions of the Board and JFIMI in attempting to address the discount.

10.	Comment:

On page 15, please indicate the purpose of, or consider deleting, the first paragraph, which states:

“Notwithstanding anything to the contrary set forth in any of the Fund’s previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings made by the Fund under those statutes, the following report shall not be deemed to be incorporated by reference into any prior filing or future filings made by the Fund under those statutes.”

	Response:	This statement is intended to address situations where the Fund might file a registration statement that makes use of incorporation by reference; in such a case, portions of the proxy statement may be appropriate for incorporation by reference, but the work product of the audit committee (i.e., the audit committee report) would not be. Instead, the registration statement would separately include information about the audit committee to the extent required by the appropriate form.

11.	Comment:	On pages 16 and 17, please include details of the investment advisory agreement as required in Item 22(c).

	Response:	The Proxy Statement has been revised accordingly.

Allison White April 26, 2016 Page 4

12.	Comment:	Please include the name and address of the Fund’s principal underwriter as required in Item 22(a)(3)(i).

	Response:	The Fund confirms that it has no principal underwriter and accordingly has not included disclosure under Item 22(a)(3)(i) in its Proxy Statement.

Sincerely,

Karl J. Egbert

KJE